Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Jazz Pharmaceuticals Public Limited Company

We consent to the incorporation by reference in the registration statements (Registration Statement No. 333-179075) on Form S-8 and (Registration Statement No. 333-179080) on Form S-3 of Jazz Pharmaceuticals Public Limited Company (formerly, Azur Pharma Public Limited Company) (the “Company”) of our report dated February 28, 2012 relating to the consolidated balance sheets of the Company and subsidiaries at December 31, 2011 and 2010 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011, and the related financial statement schedule, which report appears in the December 31, 2011 annual report on Form 10-K of the Company.

/s/ KPMG

Dublin, Ireland February 28, 2012